
THIS IS
INVEST IN CXFFEEBLACK
Honor Your Roots
EARLY BIRD TERMS: $20,266 LEFT
$79,734
INVESTMENT TERMS
Custom Contract

1 comment

Like Comment Repost Send

Comments

Most relevant

Bartholomew Jones Author now

Founder at Cxffeeblack LLC

Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure



Testing the waters legal disclosure.

help.wefunder.com

Like | Reply

Leave your thoughts here... @ Post